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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

John Q. Hammons Hotels, Inc.
 (Name of Issuer)

Class A Common Stock, 0.01 par value
(Title of Class of Securities)

408623106
(CUSIP Number)

John Q. Hammons
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Pkwy., Suite 900
Springfield, Missouri 65806

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Gary D. Gilson
Blackwell Sanders Peper Martin LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000

June 14, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (03/00)

CUSIP No. 408623106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Revocable Trust of John Q. Hammons, Dated December 28, 1989

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,607,100(1)

	9.	Sole Dispositive Power 16,607,100(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,607,100(1)

12.	Check Box If the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)
Does not include 335,000 shares of Class A Common Stock of the Company issuable upon the exercise of stock options owned by John Q. Hammons.	|X|

13.	Percent of Class Represented by Amount in Row (11) 77.0%

14.	Type of Reporting Person (See Instructions) OO

(1)     Includes (i) 269,100 shares of Class A Common Stock of John Q. Hammons Hotels, Inc. (the “Company”) owned by the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated (the “Trust”); (ii) 294,100 shares of Class A Common Stock of the Company issuable upon the conversion of shares of Class B Common Stock of the Company owned by the Trust; (iii) 14,597,706 shares of Class A Common Stock of the Company issuable upon the redemption of units of limited partner interest of John Q. Hammons Hotels, L.P., a Missouri limited partnership (“JQH Hotels, L.P.”), owned by the Trust; and (iv) 1,446,194 shares of Class A Common Stock of the Company issuable upon the redemption of units of limited partner interest of JQH Hotels, L.P., owned by Hammons, Inc., a Missouri corporation, of which the Trust is the sole shareholder.

SEC 1746 (2/98)

CUSIP No. 408623106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). John Q. Hammons

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,942,100(2)

	9.	Sole Dispositive Power 16,942,100(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,942,100(2)

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|X|

13.	Percent of Class Represented by Amount in Row (11) 77.4%

14.	Type of Reporting Person (See Instructions) IN

(2)     Includes (i) 335,000 shares of Class A Common Stock of John Q. Hammons Hotels, Inc. (the “Company”) issuable upon the exercise of stock options owned by John Q. Hammons; and (ii) 16,607,100 shares of Class A Common Stock of the Company owned by the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, a trust of which John Q. Hammons is the sole trustee and sole beneficiary.

SEC 1746 (2/98)

CUSIP No. 408623106

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). Hammons, Inc. ID#: 43-0961374

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,446,194(3)

	9.	Sole Dispositive Power 1,446,194(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,446,194(3)

12.	Check Box If the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)

Does not include (i) 335,000 options to purchase shares of Class A Common Stock of John Q. Hammons Hotels, Inc. (the “Company”) owned by John Q. Hammons; (ii) 294,100 shares of Class A Common Stock of the Company issuable upon the conversion of shares of Class B Common Stock of the Company owned by the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated (the “Trust”); (iii) 269,100 shares of Class A Common Stock of the Company owned by the Trust; or (iv) 14,597,706 units of limited partner interest of John Q. Hammons Hotels, L.P., a Missouri limited partnership, redeemable on a one-for-one basis for shares of Class A Common Stock of the Company owned by the Trust.

|X|

13.	Percent of Class Represented by Amount in Row (11) 21.7%

14.	Type of Reporting Person (See Instructions) CO

(3)     Includes 1,446,194 shares of Class A Common Stock of John Q. Hammons Hotels, Inc. issuable upon the redemption of units of limited partner interest of John Q. Hammons Hotels, L.P., a Missouri limited partnership.

SEC 1746 (2/98)

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D dated April 12, 2005 (the “Schedule 13D”) of the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, a Missouri trust (the “Trust”), John Q. Hammons (“Mr. Hammons”) and Hammons, Inc., a Missouri corporation (“Hammons Inc.,” together with the Trust and Mr. Hammons, the “Reporting Entities”), relating to the shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of John Q. Hammons Hotels, Inc., a Delaware corporation (the “Company”), is being filed (1) to report the entry into (a) a Transaction Agreement, dated as of May 24, 2005, among the Reporting Entities, JQH Acquisition, LLC, a Delaware limited liability company (“JQHA”), and JD Holdings, LLC, a Delaware limited liability company (“JDH”) (the “Transaction Agreement”) and (b) an Amended and Restated Transaction Agreement, dated June 14, 2005, among the Reporting Entities, JQHA and JDH (the “Amended and Restated Transaction Agreement”) and (2) to update Items 3, 4, 5 and 7 of the Schedule 13D.

Item 3. Source and Amount of Funds

        Item 3 of the Schedule 13D is amended to insert the following paragraph at the end thereof:

“On January 31, 2005, JQH Acquisition, LLC, a Delaware limited liability company (“JQHA”) submitted a proposal (the “Proposal”) to the Special Committee of the Board of Directors of the Company pursuant to which it offered to acquire all of the shares of Class A Common Stock of the Company for a cash purchase price of $24.00 per share, for aggregate consideration of approximately $126 million.

On May 24, 2005, the Reporting Entities, JQHA and JD Holdings, LLC, a Delaware limited liability company (“JDH”), entered into the Transaction Agreement setting forth various agreements to be entered into and actions to be taken by the parties in connection with the transactions contemplated by the Proposal and related transactions. Pursuant to the Transaction Agreement, the Reporting Entities agreed to vote all of their shares of the Company’s Class A Common Stock and Class B Common Stock and all of the L.P. Units they hold in JQH Hotels, L.P. in favor of the merger and other transactions contemplated by the Proposal and against any competing proposal. A copy of the Transaction Agreement is incorporated by reference to this statement as Exhibit C.

On June 14, 2005, JQHA, the Company and JQH Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of JQHA (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that upon consummation of the merger contemplated thereby, each outstanding share of Class A Common Stock (other than treasury shares, shares of Class A Common Stock held by JQHA, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and shares of Class A Common Stock as to which the Company’s stockholders demand appraisal rights in compliance with Delaware law) will convert into the right to receive $24.00 in cash. Shares of the Company’s Class B Common Stock, all of which are held by Mr. Hammons, will remain outstanding as shares of common stock of the Company, as the surviving corporation in the merger contemplated by the Merger Agreement.

On June 14, 2005, the Reporting Entities entered into the Amended and Restated Transaction Agreement, which amends and restates the Transaction Agreement. The Amended and Restated Transaction Agreement sets forth the general structure of the merger contemplated by the Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to such merger. A copy of the Amended and Restated Transaction Agreement is incorporated by reference to this statement as Exhibit D.”

Item 4. Purpose of the Transaction

        Item 4 of the Schedule 13D is amended to insert the following paragraph at the end thereof:

“On January 31, 2005, JQH Acquisition, LLC, a Delaware limited liability company (“JQHA”) submitted a proposal (the “Proposal”) to the Special Committee of the Board of Directors of the Company pursuant to which it offered to acquire all of the shares of Class A Common Stock of the Company for a cash purchase price of $24.00 per share, for aggregate consideration of approximately $126 million.

On May 24, 2005, the Reporting Entities, JQHA and JD Holdings, LLC, a Delaware limited liability company (“JDH”), entered into the Transaction Agreement setting forth various agreements to be entered into and actions to be taken by the parties in connection with the transactions contemplated by the Proposal and related transactions. Pursuant to the Transaction Agreement, the Reporting Entities agreed to vote all of their shares of the Company’s Class A Common Stock and Class B Common Stock and all of the L.P. Units they hold in JQH Hotels, L.P. in favor of the merger and other transactions contemplated by the Proposal and against any competing proposal. A copy of the Transaction Agreement is incorporated by reference to this statement as Exhibit C.

On June 14, 2005, JQHA, the Company and JQH Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of JQHA (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that upon consummation of the merger contemplated thereby, each outstanding share of Class A Common Stock (other than treasury shares, shares of Class A Common Stock held by JQHA, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and shares of Class A Common Stock as to which the Company’s stockholders demand appraisal rights in compliance with Delaware law) will convert into the right to receive $24.00 in cash. Shares of the Company’s Class B Common Stock, all of which are held by Mr. Hammons, will remain outstanding as shares of common stock of the Company, as the surviving corporation in the merger contemplated by the Merger Agreement.

The merger is conditioned upon, among other things, approval by the Company’s stockholders at a special meeting called for that purpose. Mr. Hammons has agreed to vote his shares in favor of the merger, and the Company is seeking approval by holders of a majority of the shares of Class

A Common Stock voting at the meeting not held by Mr. Hammons and his affiliates, but has the right to waive this voting requirement.

On June 14, 2005, the Reporting Entities entered into the Amended and Restated Transaction Agreement, which amends and restates the Transaction Agreement. The Amended and Restated Transaction Agreement sets forth the general structure of the merger contemplated by the Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to such merger. A copy of the Amended and Restated Transaction Agreement is incorporated by reference to this statement as Exhibit D.

Under the Amended and Restated Transaction Agreement:

•	The Reporting Entities agree to vote in favor of the merger and the other transaction agreements and, without regard to any recommendations by the Company, to vote against any competing proposal or other action or agreement that would prevent or hinder the completion of the merger and the related transactions.

•	The Reporting Entities agree not to transfer or convey their equity interests in the Company or any of its affiliated companies, grant proxies or enter into any voting agreements with respect to their equity interests, deposit any equity interest into a voting trust, convert or allow conversion of their shares of Class B Common Stock into shares of Class A Common Stock, or cause to be declared or paid any dividends or distributions with respect to their equity interests of the Company or JQH Hotels, L.P.

•	The Reporting Entities agree to discontinue any solicitation or discussions begun before entering into the Amended and Restated Transaction Agreement, to not commence any solicitation or discussion with any person, and to not authorize or approve of, any proposed or potential transaction other than the merger and related transactions described below.

•	The parties set forth generally their understanding of the actions necessary to comply with the terms and conditions of the Indenture, dated as of May 21, 2002, by and among JQH Hotels, L.P., John Q. Hammons Hotels Finance Corporation III, a Missouri corporation, and Wachovia Bank, National Association, as trustee, relating to the First Mortgage Notes due 2012.

The Amended and Restated Transaction Agreement also contemplates that after the effective time of the merger, the following agreements will be consummated:

The Company, as general partner, and the Trust, Hammons, Inc. and J.Q.H., Inc., as limited partners, will amend JQH Hotels, L.P. agreement by adopting Amendment No. 4 to JQH Hotels, L.P. agreement. Amendment No. 4 provides for allocation of a federal income tax deduction for amounts paid related to the granting of bonuses equal to option spreads on the stock of the Company owned by employees and former employees of JQH Hotels, L.P. A copy of Amendment No. 4 is incorporated by reference to this statement as Exhibit E.

The Real Estate Sale and Non-Compete Agreement is an agreement by and among John Q. Hammons Hotels Two, L.P. (“Hotels Two”), the Trust and Mr. Hammons. This agreement calls for the sale by Hotels Two to the Trust of certain property and the granting of an exclusive option to purchase additional property. This agreement also provides that the Trust and Mr. Hammons will not, directly or indirectly through any affiliates, develop on either of the subject properties any hotel, motel, “condo,” rental time-share or nightly rental hospitality project, for a stated period of time. A copy of the Real Estate Sale and Non-Compete Agreement is incorporated by reference to this statement as Exhibit F.

JQHA, Merger Sub, Atrium Hotels, LLC, JQH Hotels, L.P., Hotels Two, the Trust and Chateau Lake, LLC (“Chateau Lake”) will enter into the Chateau Distribution Agreement, which provides for (a) the conveyance by Hotels Two, as sole member of Chateau Lake, to the Trust, all of Hotel Two’s limited liability company interests in Chateau Lake (being 100% of the membership interests in Chateau Lake) and (b) the distribution of certain assets and liabilities of the Company and JQH Hotels, L.P. to John Q. Hammons Hotels Management, LLC (“Management”) in exchange for the transfer by the Trust of certain of its limited partnership interests in JQH Hotels, L.P. to JQH Hotels, L.P. for cancellation. A copy of the Chateau Distribution Agreement is incorporated by reference to this statement as Exhibit G.

The Management Assets and Obligations Distribution Agreement will be entered into by JQHA, the Company, JQH Hotels, L.P. and Management under which Management will acquire certain assets owned by the Company and JQH Hotels, L.P. and employ certain employees of the Company and JQH Hotels, L.P. This agreement provides for the distribution of certain assets and liabilities by the Company to JQH Hotels, L.P. which, in turn, will then distribute such assets to Management, subject to certain conditions. In addition, Management will assume and agree to perform certain liabilities and obligations of the Company or JQH Hotels, L.P. A copy of the Management Assets and Obligations Distribution Agreement is incorporated by reference to this statement as Exhibit H.

After Amendment No. 4 to JQH Hotels, L.P. agreement has been adopted, the Company, as general partner, and the Trust and Hammons, Inc., as limited partners, will adopt the Third Amended and Restated Limited Partnership Agreement, to recapitalize JQH Hotels, L.P. as follows: (a) the respective limited partnership interests of the Trust and Hammons, Inc. will be converted to preferred interests in JQH Hotels, L.P., which will equal 2% of all of the outstanding L.P. Units of JQH Hotels, L.P. at the closing of the merger; and (b) a portion of the Company’s general partner partnership interest will be converted into $7 million of preferred interests in JQH Hotels, L.P. In addition, under the Third Amended and Restated Limited Partnership Agreement, iStar Financial Inc. (“iStar”) will provide financing to the Trust and Hammons, Inc., as limited partners, and to the Company, as general partner, in connection with the transactions occurring on the effective date of the merger; in return, the preferred interests in JQH Hotels, L.P. will be pledged to iStar. A copy of the Third Amended and Restated Limited Partnership Agreement is incorporated by reference to this statement as Exhibit I.

The Trust and the Company will enter into the Redemption Agreement that provides that, immediately after the adoption by JQH Hotels, L.P. of the Third Amended and Restated Partnership Agreement, the Trust will deliver to the Company, and the Company will redeem,

294,100 shares of Class B Common Stock of the Company currently owned by the Trust in exchange for the delivery to the Trust of preferred interests in JQH Hotels, L.P. by the Company. This agreement also stipulates that upon the redemption of the Company Class B Common Stock and upon the timely request of the Trust, the Company will cause JQH Hotels, L.P. to make an election under Section 754 of the Internal Revenue Code of 1986, as amended. A copy of the Redemption Agreement is incorporated by reference to this statement as Exhibit J.

Atrium GP, LLC, as general partner, and the Trust and Hammons, Inc., as limited partners, will adopt the Fourth Amended and Restated Partnership Agreement of JQH Hotels, L.P., pursuant to which JQH Hotels, L.P. will be renamed “Atrium Hotels, L.P.” and Atrium GP, LLC will replace the Company as general partner of JQH Hotels, L.P. A copy of the Fourth Amended and Restated Partnership Agreement is incorporated by reference to this statement as Exhibit K.

The Tax Indemnity Agreement will be executed by Hotels Two, the Company, Mr. Hammons, the Trust and JQH Hotels, L.P. Pursuant to this agreement, the Reporting Entities will receive thirty days advance notice of any contemplated or possible refinancing of any “existing guaranteed debt” to enable those parties to determine whether they desire to continue, reduce or eliminate their guarantee of or any contributory obligation with respect to any debt refinancing of such “existing guaranteed debt.” In addition, JQH Hotels, L.P. will, upon written request, permit the Reporting Entities, or any of them, to take any action not adverse to JQH Hotels, L.P., the Company or any successor general partner of JQH Hotels, L.P. necessary to increase the tax basis of the Reporting Entities for federal income tax purposes in their interest in JQH Hotels, L.P. Furthermore, JQH Hotels, L.P. will indemnify the Reporting Entities and hold them harmless from the income tax assumed to be imposed on them as a result of an event giving rise to an indemnity payment under such agreement. In addition, JQH Hotels, L.P. will indemnify the Reporting Entities from the assumed tax burden resulting from a sale of any of certain properties owned by JQH Hotels, L.P. during Mr. Hammons’ lifetime, and will agree to refrain from any voluntary sale of such properties unless certain conditions are met. A copy of the Tax Indemnity Agreement is incorporated by reference to this statement as Exhibit L.

Pursuant to the Sponsor Right of First Refusal Agreement to be entered into by and among Mr. Hammons, the Trust, twelve entities controlled by Mr. Hammons (which own certain hotels controlled by Mr. Hammons) and JDH, JDH will obtain a right of first refusal to purchase any of the hotels owned by, or subsequently acquired or developed by, Mr. Hammons, the Trust, or any other entity directly or indirectly controlled by Mr. Hammons, the Trust, or any of their affiliates, under certain conditions, if a purchase agreement is executed with a third party to sell such hotel. In addition, to the extent that a partial interest in any such hotel is being sold, JDH will have the right to purchase such hotel in its entirety on substantially the same economic terms as agreed to with the third-party buyer. A copy of the Sponsor Right of First Refusal Agreement is incorporated by reference to this statement as Exhibit M.

JQH Hotels, L.P. and Hotels Two, each on behalf of itself and its subsidiaries and Mr. Hammons and the Trust, will enter into the JQH Right of First Refusal Agreement. The agreement stipulates that, prior to the sale of certain hotels, JQHA will provide to Mr. Hammons a written purchase and sale agreement describing the sale. Mr. Hammons may elect to purchase any such hotel from the applicable seller by providing a notice to JQHA within thirty (30) days following the date of notice. The parties would then close the sale transaction on substantially identical economic terms. A copy of the JQH Right of First Refusal Agreement is incorporated by reference to this statement as Exhibit N.

The Non-Solicitation Agreement will be executed by JQHA, Newco, LLC, JQH Hotels, L.P., the Company, Mr. Hammons, the Trust and Management. JQHA, the Company, JQH Hotels, L.P. and their affiliates will agree not to solicit to hire or hire, without the prior written consent of Mr. Hammons, any management level employees of Management. A copy of the Non-Solicitation Agreement is incorporated by reference to this statement as Exhibit O.

JQH Hotels, L.P. and JQHA will enter into the Corporate Overhead Fee Agreement, pursuant to which JQH Hotels, L.P. will engage JQHA to perform services in the field of financial, strategic planning, asset and management consulting services and other similar management areas. In exchange, JQH Hotels, L.P. will pay JQHA an annual fee of $1,000,000. A copy of the Corporate Overhead Fee Agreement is incorporated by reference to this statement as Exhibit P.

The Development Restriction Agreement is an agreement by and among JQH Hotels, L.P., Hotels Two, a wholly-owned subsidiary of JQH Hotels, L.P. (intended to be treated as a taxable real estate investment trust (“REIT”) subsidiary (“TRS”)), Mr. Eilian, Atrium Hotels, LLC and affiliates of any of them and Mr. Hammons and the Trust, and any affiliates of them. In this agreement, JQH Hotels, L.P., Hotels Two, TRS, Mr. Eilian, Atrium Hotels, LLC and Mr. Hammons and his affiliates will establish certain procedures governing the development and construction (but not the acquisition) of any new hotel. At the option of the owner of an existing hotel, an impact study will be performed, except for four hotels currently under development by Mr. Hammons and his affiliates, to determine the effect of a new hotel proposed to be built in the market area of the applicable existing hotel. To the extent that a negative impact would be quantified as 2% or more of annual gross revenues on such existing hotel, the relevant parties will either enter into a joint venture with respect to the new facility, or the new hotel will not be built. The Development Restriction Agreement will continue until the earlier of Mr. Hammons’ death or the final redemption of all of the Hammons preferred units in, or liquidation of, JQH Hotels, L.P. pursuant to certain provisions in the Partnership Agreement. A copy of the Development Restriction Agreement is incorporated by reference to this statement as Exhibit Q.

TRS will lease certain hotels from JQH Hotels, L.P. and Hotels Two pursuant to a general form of lease agreement. A copy of the lease agreement is incorporated by reference to this statement as Exhibit R.

Management, JQH Hotels, L.P., Hotels Two, TRS and the “Hammons Owners” (entities listed in Schedule I of the Revenue Sharing Agreement) will enter into the Revenue Sharing Agreement. The Revenue Sharing Agreement terminates the obligations of Management with respect to certain properties. The affiliates of Mr. Hammons will be required to pay JQH Hotels, L.P. two percent (2%) of gross revenues on certain properties in lieu of management fees. Additionally, JQH Hotels, L.P. will pay Management the amount by which the actual operating costs exceed the fee charged under the Management Services Agreement, described below. The Revenue Sharing Agreement will run concurrently with the Management Services Agreement. A copy of the Revenue Sharing Agreement is incorporated by reference to this statement as Exhibit S.

The Management Services Agreement will be entered into between TRS and Management. Management will provide management services to certain current and future properties owned, leased, or managed by TRS. Management will also provide portfolio management services for TRS consistent with past practices. In exchange, TRS will pay as the management fee the actual operating costs incurred by Management, including an annual salary of $200,000 plus benefits paid to Mr. Hammons. However, TRS will not be obligated to pay any fee in excess of the amount for which TRS could receive comparable management services in an arm’s-length transaction. To the extent the management-related operating expenses of Management exceed such an amount, JQH Hotels, L.P. will pay the excess amount. A copy of the Management Services Agreement is incorporated by reference to this statement as Exhibit T.

The iStar Funding Agreement is an agreement by and between iStar, a prospective Borrower (to be formed by Mr. Hammons) and a lender (to be formed by Mr. Eilian), under which the Borrower requests that iStar agree to fund amounts due to Borrower under a loan agreement with Lender should Lender fail to satisfy its funding obligations under the Lender loan agreement. The Funding Agreement provides that Borrower and Lender enter into certain additional agreements with respect to the Lender’s loan. A copy of the iStar Funding Agreement is incorporated by reference to this statement as Exhibit U.

The Long Term Line of Credit Agreement is an agreement by and between an entity to be formed by Mr. Hammons and an entity to be formed by Mr. Eilian, whereby Mr. Eilian’s entity will agree to make loans to Mr. Hammons’ entity from time to time in an aggregate amount not to exceed $275,000,000. Each loan will be in a minimum principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Outstanding principal will be paid at a Base Rate. The Base Rate is defined as (a) the greater of (i) the London Interbank Offered Rate (“LIBOR”) or an alternate rate if LIBOR ceases to be published or (ii) 3.22% per annum, plus (b) one percent (1%). A copy of the Long Term Line of Credit Agreement is incorporated by reference to this statement as Exhibit V.

The foregoing descriptions of each of these agreements do not purport to be complete and are qualified in their entirety by reference to the form of the agreements, which are filed as exhibits hereto, and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

        Item 5(b)(iii)(1) and Item 5(b)(iii)(2) of the Schedule 13D are deleted in their entirety and replaced with the following:

        (iii)     Number of shares of Class A Common Stock to which the person has:

                   (1)        Sole power to vote or to direct the vote: Not applicable.

                   (2)        Shared power to vote or to direct the vote:

By virtue of the Amended and Restated Transaction Agreement, the Reporting Entities in the aggregate may be deemed to share voting power with JQHA with respect to 16,942,100 shares of Class A Common Stock. By virtue of the Amended and Restated Transaction Agreement, the Trust may be deemed to share voting power with JQHA with respect to 16,607,100 shares of Class A Common Stock. By virtue of the Amended and Restated Transaction Agreement, Mr. Hammons may be deemed to share voting power with JQHA with respect to 16,942,100 shares of Class A Common Stock. By virtue of the Amended and Restated Transaction Agreement, Hammons, Inc. may be deemed to share voting power with JQH with respect to 1,446,194 shares of Class A Common Stock.

To the best of the Reporting Entities’ knowledge, the principal business of JQHA is investing. Jonathan Elian is the sole member of JQHA, and its managing member. Neither JQHA nor Mr. Eilian owns of record any shares of Class A Common Stock of the Company. JQHA’s and Mr. Eilian’s business address is 152 West 57th Street, 56th Floor, New York, New York 10019.

To the Reporting Entities’ knowledge, JQHA has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All information with respect to JQHA is based solely on representations and warranties made by JQHA in the Amended and Restated Transaction Agreement and JQHA’s filings with the Securities and Exchange Commission (“SEC”) on Schedule 13D and on the Company’s filings with the SEC.”

Item 7. Materials to be Filed as Exhibits

Exhibit C Transaction Agreement, dated as of May 24, 2005 by and among JD Holdings, LLC, JQH Acquisition LLC, Mr. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, and Hammons, Inc.*

Exhibit D Amended and Restated Transaction Agreement, dated as of June 14, 2005 by and among JD Holdings, LLC, JQH Acquisition LLC, Mr. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, and Hammons, Inc.**

Exhibit E Form of Amendment No. 4, to the Second Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P., dated as of November 23, 1994 between John Q. Hammons Hotels, Inc., as general partner, the Revocable Trust of John Q. Hammons Dated December 28, 1989, as amended and restated, Hammons, Inc., and J.Q.H., Inc., as limited partners.**

Exhibit F Form of Real Estate Sale and Non-Compete Agreement regarding certain properties, by and between John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated and John Q. Hammons.**

Exhibit G Form of Chateau Distribution Agreement by and among JQH Acquisition LLC, JQH Merger Corporation, Atrium Hotels, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, and Chateau Lake, LLC.**

Exhibit H Form of Management Assets and Obligations Distribution Agreement among JQH Acquisition LLC, John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P., and JQH Hotels Management, LLC, a Delaware limited liability company.**

Exhibit I Form of Third Amended and Restated Limited Partnership Agreement of John Q. Hammons Hotels, L.P. among John Q. Hammons Hotels, Inc., as general partner of JQH Hotels, L.P., the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted to JQH Hotels, L.P. from time to time.**

Exhibit J Form of Redemption Agreement among the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated and John Q. Hammons Hotels, Inc.**

Exhibit K Form of Fourth Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P. among Atrium GP, LLC, as general partner, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted from time to time.**

Exhibit L Form of Tax Indemnity Agreement among John Q. Hammons, Hammons, Inc., the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P., and John Q. Hammons Hotels Two, L.P.**

Exhibit M Form of Right of First Refusal Agreement among John Q. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, Hammons of New Mexico, LLC, Hammons of Frisco, LLC, Hammons of Colorado, LLC, Hammons of Arkansas, LLC, Hammons of South Carolina, LLC, City Center Hotel Corporation, Hammons of Huntsville, LLC, Hammons of Lincoln, LLC, Hammons of Franklin, LLC, Hammons of Richardson, LLC, Richardson Hammons, LP and John Q. Hammons Center, LLC and JD Holdings, LLC, and any Affiliate thereof.**

Exhibit N Form of Right of First Refusal Agreement among John Q. Hammons Hotels, L.P., and John Q. Hammons Hotels Two, L.P., each on behalf of itself and its Subsidiaries and John Q. Hammons and the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated.**

Exhibit O Form of Non-Solicitation Agreement among JQH Acquisition LLC, Newco, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels, Inc., John Q. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated and JQH Hotels Management, LLC.**

Exhibit P Form of Corporate Overhead Fee Agreement between John Q. Hammons Hotels, L.P. and JQH Acquisition LLC.**

Exhibit Q Form of Development Restriction Agreement among John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., and TRS, each on behalf of itself and its Subsidiaries and Jonathan D. Eilian, Atrium Hotels, LLC, and John Q. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated and any Affiliate of John Q. Hammons or the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated which develops or constructs hotels and related facilities.**

Exhibit R A generic form of lease agreement to be entered into by a taxable REIT subsidiary, as lessee, and John Q. Hammons Hotels, L.P., or John Q. Hammons Hotels Two, L.P., as lessor.**

Exhibit S Form of Revenue Sharing Agreement among John Q. Hammons Management Company, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., TRS, and John Q. Hammons, the Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated, Richardson Hammons, LP, Hammons of Franklin (Under Richardson Hammons LP), Hammons of Richardson (Under Richardson Hammons LP), Hammons of Arkansas, LLC, Hammons of Colorado, LLC, Hammons of Frisco, LLC, Hammons of Huntsville, LLC, Hammons of N. Mexico, LLC, Hammons of S. Carolina, LLC, Chateau Lake LLC, City Centre Hotel Corporation, and John Q. Hammons Center, LLC.**

Exhibit T Form of Management Services Agreement between TRS Subsidiary and John Q. Hammons Management Company, LLC.**

Exhibit U Form of Funding Agreement to be entered into by iStar Financial Inc., a yet to be determined borrower and a yet to be determined lender.**

Exhibit V Form of Long Term Line of Credit Agreement between an entity to be formed by Mr. Hammons and an entity to be formed by Mr. Eilian.**

* Incorporated by reference to the Current Report on Form 8-K filed by John Q. Hammons Hotels, Inc. on May 25, 2005.

** Incorporated by reference to the Current Report on Form 8-K filed by John Q. Hammons Hotels, Inc. on June 20, 2005.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2005

Revocable Trust of John Q. Hammons, Dated December 28, 1989, as amended and restated

By: /s/  John Q. Hammons
——————————————
Name:   John Q. Hammons
Title:     Trustee

By: /s/  John Q. Hammons
——————————————
Name:   John Q. Hammons

By: /s/ John Q. Hammons
——————————————
Name:   John Q. Hammons
Title: President